EXHIBIT 21

North Atlantic Holding Company, Inc.

LIST OF SUBSIDIARIES

Name	State of Incorporation
North Atlantic Trading Company, Inc.	Delaware
Fred Stoker & Sons, Inc.	Tennessee
International Flavors and Technology, Inc.	Delaware
North Atlantic Cigarette Company, Inc.	Delaware
North Atlantic Operating Company, Inc.	Delaware
National Tobacco Company, L.P.	Delaware
National Tobacco Finance Corporation	Delaware
RBJ Sales, Inc.	Tennessee
Select Tobacco Brands, Inc.	Delaware
Stoker, Inc.	Tennessee